SCHEDULE 13D

(Rule 13d-101)



INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)







Sitestar Corporation

--------------------------------

(Name of Issuer)





COMMON STOCK, PAR VALUE $0.001 PER SHARE

---------------------------------------

(Title of Class of Securities)



82980W101

---------

(CUSIP Number)





Jeremy K. Gold
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(323) 642-8043

Christopher E. Olin
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(323) 642-8043




----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)





February 12, 2016

----------------

(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement

on Schedule 13G to report the acquisition that is the

subject of this Schedule 13D, and is filing this

schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),

check the following box [ ].



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all

exhibits. See Section 240.13d-7 for other parties to whom

copies are to be sent.



The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect

to the subject class of securities, and for any subsequent

amendment containing information which would alter disclosures provided in a prior cover page.













The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 or otherwise subject to the

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)









---------------------------------------------------------------------

1.       Name of Reporting Person



        Alesia Value Fund LLC



----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [_]

        if a Member of a Group                            (b)     [_]



----------------------------------------------------------------------

3.                         S.E.C. Use Only



----------------------------------------------------------------------

4.                         Source of Funds



  WC



----------------------------------------------------------------------

5.                       Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



----------------------------------------------------------------------

6.       Citizenship or Place of Organization



California

----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        3,008,183

Owned by Each           (9)     Sole Dispositive Power     0

Reporting Person        (10)    Shared Dispositive Power   3,008,183



----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        3,008,183

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11



        4.1%

-----------------------------------------------------------------------

14.      Type of Reporting Person               OO



-----------------------------------------------------------------------

-----------------------------------------------------------------------







-----------------------------------------------------------------------

1.       Name of Reporting Person



        Alesia Asset Management LLC



-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [_]

        if a Member of a Group                            (b)     [_]



-----------------------------------------------------------------------

3.                         S.E.C. Use Only



-----------------------------------------------------------------------

4.                        Source of Funds



  WC



-----------------------------------------------------------------------

5.                       Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



-----------------------------------------------------------------------

6.       Citizenship or Place of Organization



California

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             3,008,183

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        3,008,183



-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        3,008,183

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11



        4.1%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IA



-----------------------------------------------------------------------

-----------------------------------------------------------------------







-----------------------------------------------------------------------

1.       Name of Reporting Person



        Jeremy K. Gold



-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [_]

        if a Member of a Group                            (b)     [_]



-----------------------------------------------------------------------

3.       S.E.C. Use Only



-----------------------------------------------------------------------

4.       Source of Funds



        WC, PF



-----------------------------------------------------------------------

5.                       Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



-----------------------------------------------------------------------

6.                        Citizenship or Place of Organization



  United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power           80,000

Beneficially            (8)     Shared Voting Power         3,008,183

Owned by Each           (9)     Sole Dispositive Power      80,000

Reporting Person        (10)    Shared Dispositive Power    3,008,183



-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        3,088,183

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

        4.2%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN



-----------------------------------------------------------------------

-----------------------------------------------------------------------







-----------------------------------------------------------------------

1.       Name of Reporting Person



        Christopher E. Olin



-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [_]

        if a Member of a Group                           (b)     [_]



-----------------------------------------------------------------------

3.                        S.E.C. Use Only



-----------------------------------------------------------------------

4.       Source of Funds



        WC



-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



-----------------------------------------------------------------------

6.       Citizenship or Place of Organization



  United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power              0

Beneficially            (8)     Shared Voting Power          3,008,183

Owned by Each           (9)     Sole Dispositive Power         0

Reporting Person        (10)    Shared Dispositive Power     3,008,183



-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        3,008,183

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11





           4.1%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN



-----------------------------------------------------------------------

-----------------------------------------------------------------------







Item 1. Security and Issuer.



This statement on Schedule 13D ("Schedule 13D"), filed by the undersigned, relates to the shares of Common Stock of the Issuer.
The principal executive offices of the Issuer are located at:



426 Wards Drive, Suite G1 #271

Lynchburg, VA 24502





Item 2. Identity and Background



(a) This Schedule 13D is being filed with respect to the shares of the Issuer's Common Stock held by Alesia Asset Management LLC and Jeremy K. Gold.


(b) The business address of the undersigned is:
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302



(c) Alesia Value Fund LLC is a limited liability company engaged in the business of investing in securities. Alesia Asset Management LLC is a limited liability company that is the managing member of Alesia Value Fund LLC. Jeremy K. Gold and Christopher E. Olin are the managing members of Alesia Asset Management LLC.



(d) During the last five years, the undersigned have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)



(e) The undersigned have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding,

they were or they became subject to a judgement, decree, or final order, enjoining future violations of or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



(f) Jeremy K. Gold and Christopher E. Olin are citizens of the
United States of America. Alesia Value Fund LLC and Alesia Asset
Management LLC are organized under the laws of California.



Item 3. Source and Amount of Funds or Other Consideration



Each acquisition of shares of Common Stock by the undersigned (or on their behalf and at their direction) was in open market transactions with working capital or personal funds. The aggregate purchase price of the 80,000 shares owned directly by Jeremy K. Gold is approximately $2,010, including brokerage commissions. The aggregate purchase price of the 3,008,183 shares owned directly by Alesia Value Fund LLC is approximately $115,796, including brokerage commissions.


Item 4. Purpose of Transaction



Settlement Agreement: On February 6, 2015, the Issuer entered into a Settlement Agreement with certain of its stockholders and

directors. The Settlement agreement settles and resolves certain matters relating to a stockholder lawsuit. Jeremy K. Gold is a member of the board of directors of the Issuer.



Voting Agreement: In connection with the Settlement Agreement,

on February 6, 2015, the parties to the settlement agreement entered into the Voting Agreement with respect to the election of directors (including Mr. Gold). The Voting Agreement also provides that the authorized number of seats on the Board will be fixed at six during the term of the Voting Agreement. Unless extended by the parties, the Voting Agreement will remain in effect until the earlier of 12 months after the date of the Settlement Agreement or the date of the next annual meeting of Company Stockholders, but will not be applicable to any vote taken at such meeting.





Item 5. Interest in Securities of the Issuer



The aggregate percentage of shares reported owned by the undersigned herein is based upon 74,085,705 shares outstanding, as of November 13, 2015, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2015.

A. Alesia Value Fund LLC directly owns 3,008,183 shares constituting 4.1% of the Issuer's outstanding shares with shared voting power for 3,008,183 shares. No transactions have been entered into over the past 60 days.

B. Alesia Asset Management LLC is the managing member of Alesia Value Fund LLC and may be deemed to be the beneficial owner of the 3,008,183 shares owned by Alesia Value Fund LLC. This ownership constitutes 4.1% of the Issuer's outstanding shares with shared voting power for 3,008,183 shares. No transactions have been entered into over the past 60 days.

C. Jeremy K. Gold is the managing member of Alesia Asset Management LLC and may be deemed to be the beneficial owner of the 3,008,183 shares owned by Alesia Value Fund LLC. This ownership constitutes 4.1% of the Issuer's outstanding shares with shared voting power for 3,008,183 shares. He also directly owns and has sole voting power over 80,000 shares, constituting 0.1% of the Issuer's outstanding shares. No transactions have been entered into over the past 60 days.

D. Christopher E. Olin is the managing member of Alesia Asset Management LLC and may be deemed to be the beneficial owner of the 3,008,183 shares owned by Alesia Value Fund LLC. This ownership constitutes 4.1% of the Issuer's outstanding shares with shared voting power for 3,008,183 shares. No transactions have been entered into over the past 60 days.

The undersigned disclaim any beneficial ownership of the shares held by the other parties to the Settlement Agreement.




Item 6. Contracts, Arrangements, Understandings or Relationships

With Respect to Securities Of The Issuer.



Except as set forth in this Schedule 13D, there are no contracts,

arrangements, understandings or relationships among the Reporting

Persons and any other person, with respect to the securities of the

Issuer.





Item 7. Material to be Filed as Exhibits.



None





SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.







Date: February 16, 2016

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member


/s/ Jeremy K. Gold
-------------------------------
Name: Jeremy K. Gold
Title: Managing Member
Alesia Asset Management LLC


/s/ Jeremy K. Gold
-------------------------------
Jeremy K. Gold, individually


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Asset Management LLC


/s/ Christopher E. Olin
-------------------------------
Christopher E. Olin, individually